Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Tenzing Acquisition Corp. on Amendment No. 2 to Form S-1 File No. 333-226263 of our report dated June 19, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the  financial statements of Tenzing Acquisition Corp. as of June 14, 2018 and for the period from March 20, 2018 (inception) through June 14, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 16, 2018